NO ACT

PE
12-1-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12025178

DIVISION OF
CORPORATION FINANCE

Received SEC
JAN 25 2012
Washington, DC 20549

January 25, 2012

Matthew J. Maletta
Allergan, Inc.
maletta_matthew@allergan.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-25-12

Re: Allergan, Inc.
Incoming letter dated December 1, 2011

Dear Mr. Maletta:

This is in response to your letter dated December 1, 2011 concerning the shareholder proposal submitted to Allergan by John Chevedden. We also have received letters from the proponent dated December 1, 2011, December 30, 2011, and January 9, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Allergan, Inc.
Incoming letter dated December 1, 2011

The proposal relates to special meetings.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that Allergan failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Allergan's request for additional information from the proponent. In this regard, Staff Legal Bulletin No. 14F (October 18, 2011) indicates the staff will grant no-action relief to a company on the basis that the proponent's proof of ownership is not from a DTC participant only if the company's request for additional information from the proponent describes the required proof of ownership in a manner that is consistent with the guidelines contained in the bulletin. We note that the Staff Legal Bulletin provides guidance on how a shareholder can determine whether his broker or bank is a DTC participant and what proof of ownership the shareholder needs to obtain if his broker or bank is not a DTC participant. We further note that Allergan's request for additional information from the proponent did not provide such guidance.

Accordingly, unless the proponent provides Allergan with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Allergan omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Louis Rambo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Allergan, Inc. (AGN)
Special Meeting Topic
John Chevedden

Ladies and Gentlemen:

This further responds to the December 1, 2011 company request to avoid this established rule 14a-8 proposal.

The company inconsistently forwarded a copy of §240.14a-8 which has been in use for perhaps decades, yet failed to forward a copy of SLB 14F, which had been in use for less than one month.

Staff Legal Bulletin No. 14 states: "Companies should not assume that any shareholder is familiar with the proxy rules ..."

SLB 14F is 3600-words and the company appears to claim that a page and a half company letter is a substitute. The company letter said nothing about how a proponent can determine whether a firm is a DTC participant or how a proponent can determine the identity of the DTC participant for his stock.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Tim Andrews <Andrews_Tim@Allergan.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 30, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Allergan, Inc. (AGN)
Special Meeting Topic
John Chevedden

Ladies and Gentlemen:

This further responds to the December 1, 2011 company request to avoid this established rule 14a-8 proposal.

The company inconsistently forwarded a copy of §240.14a-8 which has been in use for perhaps decades, yet failed to forward a copy of SLB 14F, which had been in use for less than one month.

Staff Legal Bulletin No. 14 states: "Companies should not assume that any shareholder is familiar with the proxy rules ..."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Tim Andrews <Andrews_Tim@Allergan.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 1, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Allergan, Inc. (AGN)
Special Meeting Topic
John Chevedden

Ladies and Gentlemen:

This responds to the December 1, 2011 company request to avoid this established rule 14a-8 proposal.

The company had from November 2, 2011 and yet it still did not forward a copy of SLB 14F to the proponent. The company offers no explanation on why it did not forward a copy of SLB 14F to the proponent.

Failure to forward a copy of SLB 14F is tantamount to failure to forward a copy of §240.14a-8. The company fails to cite any text in SLB 14F that relives a company of all obligation to forward a copy of SLB 14F.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Tim Andrews <Andrews_Tim@Allergan.com>

ALLERGAN

2525 Dupont Drive, P.O. Box 19534, Irvine California, USA 92623-9534 Telephone (714) 246-4500

Matthew J. Maletta
Vice President,
Associate General Counsel and Secretary
Telephone: (714) 246-5185
Facsimile: (714) 246-4774
maletta_matthew@allergan.com

December 1, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Allergan, Inc. — Notice of Intent to Omit Stockholder Proposal from Proxy Materials and Request for No-Action Ruling

Ladies and Gentlemen:

This letter is to inform you that Allergan, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov.

Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. THE PROPOSAL

The Proposal is captioned "Special Shareowner Meetings" and requests that the Company "amend [its] bylaws and each appropriate governing document to give holders of 10% of [its] outstanding common stock (or lowest percentage permitted by law above 10%) the power to call a special shareowner meeting." A copy of the Proposal is attached hereto as Exhibit A.

II. BACKGROUND

The Company received the Proposal via email on November 2, 2011, accompanied by a cover letter from the Proponent, dated November 2, 2011, and a letter from Ram Trust Services, dated November 2, 2011 (the "Broker Letter," and together with the Proposal and the above-referenced cover letter, the "Proponent Mailing"), stating that "Mr. John Chevedden has continuously held no less than 90 shares of Allergan, Inc. (AGN) common stock, CUSIP 018490102, since at least November 7, 2008." The Broker Letter further states that Ram Trust Services holds the Proponent's shares "through The Northern Trust Company in an account under the name Ram Trust Services." A copy of the Proponent Mailing attached hereto as Exhibit B.

The Company has confirmed that the Proponent is not a shareholder of record. On November 7, 2011, in accordance with Rule 14a-8(f)(1), the Company sent a letter (the "Deficiency Letter") via email and Federal Express to the Proponent requesting a written statement from the "record" holder of the Proponent's shares verifying that, at the time the Proposal was submitted, the Proponent held the shares of the Company's stock for at least one year. The Deficiency Letter also advised the Proponent that pursuant to Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F"), only Depository Trust Company ("DTC") participants are viewed as "record" holders for purposes of Rule 14a-8(b)(2)(i) and that Ram Trust Services is not a DTC participant, and therefore, the Broker Letter does not satisfy the proof of ownership verification requirements of Rule 14a-8(b)(2)(i). The Deficiency Letter further advised the Proponent that such written statement must be submitted to the Company within 14 days of the Proponent's receipt of the Deficiency Letter. A copy of the Deficiency Letter is attached hereto as Exhibit C.

The Company has not received any further correspondence from the Proponent. Consequently, the Proponent failed to respond within the 14-day response deadline, as required by Rule 14a-8(f)(1).

III. BASIS FOR EXCLUSION

Rule 14a-8(f)(1) and Rule 14a-8(b)(2) – The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply a Written Statement from the Record Holder of the Proponent's Shares Pursuant to Rule 14a-8(b)(2).

Rule 14a-8(b)(2) provides that in submitting a proposal, if a shareholder is not a registered holder of the securities, he or she must provide proof of beneficial ownership of the securities to the company in one of two ways. The first manner of proof is to submit to the company a written statement from the "record" holder of his or her securities verifying that, at the time the proposal was submitted, the shareholder continuously held the securities for at least one year. The second manner of proof is to submit to the company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the Commission reflecting ownership of the securities for the one-year period as of the date of the statement. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b)(2), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The Broker Letter fails to satisfy the requirements of Rule 14a-8(b)(2)(i). Pursuant to the rule, the Proponent is required to submit a written statement from the "record" holder of the Proponent's shares, verifying the Proponent's continuous ownership of at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal from November 2, 2010 (one year prior to the date of submission) through November 2, 2011 (the date of submission). SLB 14F specifically states that the Staff "will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC."

The Broker Letter is not a written statement by a "record" holder of the Proponent's shares because Ram Trust Services is not a DTC participant. The Broker Letter affirmatively states that Ram Trust Services is not a DTC participant, but rather is a "Maine chartered non-depository trust company." Pursuant to the Staff's guidance in Section B.3 of SLB 14F, in the event that the Proponent's broker is not on the DTC participant list, the Proponent "will need to obtain proof of ownership from the DTC participant through which the securities are held," which at the very least should be a letter "from the DTC participant confirming the broker or bank's ownership [of the shares of the Company's common stock]." The Broker Letter includes a representation that Ram Trust Services holds the Proponent's shares through The Northern Trust Company, which is a DTC participant. However, the Proponent has not provided a written statement from The Northern Trust Company verifying Ram Trust Services' ownership of any shares of the Company's common stock for the one-year period ending November 2, 2011.

Section B.3 of SLB 14F states that the Staff "will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin." The Deficiency Letter provided by the Company to the Proponent did describe the required proof of ownership in a manner consistent with the guidance of SLB 14F. Specifically, the Deficiency Letter informed the Proponent (i) of the existence of SLB 14F, (ii) of the Staff's guidance in SLB 14F that only DTC participants are viewed as "record" holders for purposes of Rule 14a-8(b)(2)(i), (iii) that Ram Trust Services is not a DTC participant and (iv) that the Broker Letter did not satisfy the proof of ownership verification requirements of Rule 14a-8(b)(2)(i).

Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency on a timely basis after notification by the Company.

IV. CONCLUSION

Based upon the foregoing analysis, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2012 Proxy Materials. We would be happy to provide any additional information and answer any questions that the Staff may have regarding this submission.

If we can be of any further assistance in this matter, please do not hesitate to contact me at (714) 246-5185 or via email at maletta_matthew@allergan.com. Please acknowledge receipt of this letter by return electronic mail. Thank you for your attention to this matter.

Sincerely,

Matthew J. Maletta
Vice President,
Associate General Counsel and Secretary

cc: John Chevedden
Arnold A. Pinkston, Allergan, Inc.
Timothy K. Andrews, Allergan, Inc.
Cary K. Hyden, Latham and Watkins LLP
Michael A. Treska, Latham and Watkins LLP
(enclosures)

<u>Exhibit A</u>

Proposal

[AGN: Rule 14a-8 Proposal, November 2, 2011]
3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, said our company had ongoing executive pay issues. Our CEO's base salary far exceeded the limit for Section 162(m) deductibility. Base salary is the building block for the amount of executive incentive pay. Long-term incentive pay consisted primarily of market-priced stock options that simply vest upon the passage of time.

Our CEO received 422,000 options with a grant date value of $8 million. To be effective, the equity given for long-term incentives should include performance-vesting features. Moreover, our market-priced stock options can provide rewards due to a rising market alone, regardless of executive performance.

Our Chairman David Pyott was a director on three boards – overextension concern. Robert Ingram, who received our highest negatives votes and even chaired our Nomination Committee, was a director at five boards – another over-extension concern. Pyott and Ingram served together on the Edwards Lifesciences board. Dawn Hudson was on 4 boards and was further extended by being on two of our key board committees.

At the other extreme – our board was the only significant directorship for five directors. This could indicate a significant lack of current transferable director experience for half of our directors. Herbert Boyer, 74 had 17-years long-tenure – independence concern.

We had no shareholder right to act by written consent or to call a special meeting, no cumulative voting, no independent Board Chairman, no Lead Director and no shareholder opportunity to fill board vacancies.

Adopting this proposal would be a strong statement that our company is committed to a step forward in good corporate governance.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

<u>Exhibit B</u>

Proponent Mailing

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David E.I. Pyott
Chairman of the Board
Allergan, Inc. (AGN)
2525 Dupont Dr
Irvine CA 92612

Dear Mr. Pyott,

I purchased stock in our company because I believed our company had unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

November 2, 2011
Date

cc: Matthew J. Maletta <maletta_matthew@allergan.com>
Corporate Secretary
PH: 714 246-4500
FX: 714-246-6987
Anthony L. Sine <Sine_Tony@Allergan.com>
Senior Corporate Counsel & Assistant Secretary
PH: (714) 246-6037
FX: (714) 246-4774

[AGN: Rule 14a-8 Proposal, November 2, 2011]
3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, said our company had ongoing executive pay issues. Our CEO's base salary far exceeded the limit for Section 162(m) deductibility. Base salary is the building block for the amount of executive incentive pay. Long-term incentive pay consisted primarily of market-priced stock options that simply vest upon the passage of time.

Our CEO received 422,000 options with a grant date value of $8 million. To be effective, the equity given for long-term incentives should include performance-vesting features. Moreover, our market-priced stock options can provide rewards due to a rising market alone, regardless of executive performance.

Our Chairman David Pyott was a director on three boards – overextension concern. Robert Ingram, who received our highest negatives votes and even chaired our Nomination Committee, was a director at five boards – another over-extension concern. Pyott and Ingram served together on the Edwards Lifesciences board. Dawn Hudson was on 4 boards and was further extended by being on two of our key board committees.

At the other extreme – our board was the only significant directorship for five directors. This could indicate a significant lack of current transferable director experience for half of our directors. Herbert Boyer, 74 had 17-years long-tenure – independence concern.

We had no shareholder right to act by written consent or to call a special meeting, no cumulative voting, no independent Board Chairman, no Lead Director and no shareholder opportunity to fill board vacancies.

Adopting this proposal would be a strong statement that our company is committed to a step forward in good corporate governance.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

November 2, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 90 shares of Allergan Inc. (AGN) common stock, CUSIP 018490102, since at least November 7, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,

Cynthia C. O'Rourke

Cynthia O'Rourke
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

<u>Exhibit C</u>

Deficiency Letter

ALLERGAN

2525 Dupont Drive, P.O. Box 19534, Irvine, California, USA 92623-9534 Telephone: (714) 246-4500 Website: www.allergan.com

Matthew J. Maletta
Vice President,
Associate General Counsel and Secretary
Telephone: (714) 246-5185
Facsimile: (714) 246-4774
maletta_matthew@allergan.com

VIA EMAIL *** FISMA & OMB Memorandum M-07-16 ***

November 7, 2011

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:

I am in receipt of the Rule 14a-8 proposal submitted by you for inclusion in Allergan, Inc.'s 2012 proxy statement. This notice is to inform you that Allergan has not received verification of eligibility and has not been able to establish your eligibility to submit a proposal under Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the U.S. Securities and Exchange Commission ("SEC"). You have an opportunity to cure the deficiency as described below.

In order to submit a proposal, Rule 14a-8(b) requires the stockholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) requires, among other things, the submission of (i) a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year, or (ii) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the SEC reflecting ownership of the shares as of or before the one-year eligibility period.

SEC Staff Legal Bulletin No. 14F (October 18, 2011) provides that only Depository Trust Company ("DTC") participants are viewed as "record" holders of securities for Rule 14a-8(b)(2)(i) purposes. Ram Trust Services is not a DTC participant and, accordingly, the written statement dated November 2, 2011 provided by Ram Trust Services does not satisfy the proof of ownership verification requirements of Rule 14a-8(b)(i).

This letter constitutes Allergan's notification to you of the procedural deficiency in the proposal pursuant to the requirements of Rule 14a-8(f). Due to the deficiency outlined above, Allergan will exclude the proposal from its 2012 proxy statement unless the deficiency is cured and you follow the procedures set forth in Rule 14a-8(f)(1). Your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notice. Accordingly, if no response curing the deficiency is postmarked or transmitted electronically within 14 calendar days or the response does not actually cure the deficiency, the company will exclude the proposal from the proxy materials. A copy of Rule 14a-8 has been included with this letter for further clarification.

Although your proposal will not be included in Allergan's 2012 proxy statement unless the deficiency is cured, we do appreciate your interest in our policies. Additionally, even if the procedural defect is cured, Allergan reserves the right to exclude your proposal on other grounds specified in Rule 14a-8. We are always open to a conversation about our practices and we welcome you to contact us if you have further inquiries.

Very truly yours,

Matthew J. Maletta
Vice President,
Associate General Counsel and Secretary

Enclosure

17 C.F.R. § 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.